Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

January 23, 2023

The following changes were made in this Amendment:

Changes to Question 13B

LEDGEREDGE LTD – added to Execute or Trade section

CITIGROUP PTY LIMITED – added to Custody, Clear, or Settle section

CITIBANK N.A. LONDON BRANCH – removed from Custody, Clear, or Settle section

CBOE CLEAR EUROPE – updated name from EUROPEAN CENTRAL COUNTERPARTY

N.V. in Custody, Clear, or Settle section